[TRUSTCO BANK CORP NY LETTERHEAD]

                                October 24, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:     TrustCo Bank Corp NY (CIK No. 0000357301)
             Registration Statement on Form S-3
             Registration No.: 333-146863

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), TrustCo Bank Corp NY (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement on Form S-3, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 23, 2007.

     The Registration Statement relates to the Company's dividend reinvestment plan, and was intended to become automatically effective upon filing, but was filed under the Edgar form code "S-3" rather than "S-3D." The Company intends to immediately refile the Registration Statement under the correct form code. The Company requests that the Commission approve an order granting the withdrawal as of the date hereof or at the earliest practical date hereafter. The Company has not issued or sold any securities pursuant to the Registration Statement.

     Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Leonard J. Essig, of Lewis, Rice & Fingersh, L.C., at 314-612-7651.

     The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use and, in particular, for use in connection with the refilling of the Registration Statement. If you have any questions with regard to this application for withdrawal, please do not hesitate to contact Mr. Essig at 314-444-7651.


                                        Very truly yours,

                                        TRUSTCO BANK CORP NY

                                        By: /s/ Robert T. Cushing
                                            ---------------------------------
                                        Name:   Robert T. Cushing
                                        Title:  Executive Vice President
                                                and Chief Financial Officer